Exhibit 99(c)(11)
Materials Prepared For Discussion March 2006

Three-Year Stock Price Performance 5/27/2003: First announcement of Phase III 9/22/04: UK announces plans to allow no-limit slots 4/9/2003: Northampton announcement 10/14/2005: Singapore's announcement on casino security bill

Historical Trading Multiples __________________________ Note: peer group includes HET, MGM, STN, and BYD. Historical TEV / EBITDA multiples

Historical Adjusted EPS __________________________ Note: Phase II opened in December 1998.

Phase III Development, Paradise Island The Company's current upside case assumes that the Phase III development at Paradise Island will provide a 13.5% ROI within 2 years of completion, based on the following assumptions: ADR for Phase III is projected to be $400 in first full year of operation, a $101 premium to Royal Towers ADR ($299 in 2005) Royal Towers is currently priced at a $53 premium to Coral Towers F&B per occupied room night ("ORN") across the entire complex is projected to increase from $208 (2005) to $314 (2010) (51% increase) When Phase II opened, F&B per ORN increased from $147 to $166, or 13% Project ongoing increases in casino win per ORN after the opening of Phase III After the opening of Phase II, casino win per ORN decreased from $224 to $188 (16% dilution) Phase II development ($670 million investment) included a 1,200 room (100%) addition to the room base (compared to 600 rooms or 25% in Phase III) Paradise Island EBITDA increased from $58.1 million in 1998 to $128.3 million in 2000 ($70 million increase) Generated ROI of 11% Phase III projected to produce approximately $100 million in incremental EBITDA Dolphin Swim attraction projected to generate EBITDA of $31.5 million

Total Paradise Island Revenue(a) Per Occupied Room Night __________________________ (a) Excludes Ocean Club operations.

Food & Beverage Revenue Per Occupied Room Night

Casino Table Drop Per Occupied Room Night

Average Daily Rate __________________________ (a) Represents 2005 actual. (b) Represents 2007 projection.

Paradise Island Real Estate Representative Paradise Island real estate transactions that K-2 has been involved in include: __________________________ Note: The Hurricane Hole transaction included a marina with $1 million of annual EBITDA. Total transaction value was $24 million. Figures assume a 10.0x purchase multiple for the marina. In addition, K-2 has sold land into its timeshare joint venture at a value of $40,000 per unit, or approximately $1 million per acre

Competition from Cable Beach Development Harrah's and Starwood Resorts intend to invest nearly $2 billion in the Cable Beach area, competing directly with Paradise Island The operators intend to compete directly for luxury customers (i.e. those willing to pay $200+ per night) If so, the Company estimates that 60% of hotel rooms in the Nassau area would be priced at the high-end, leading to substantial competition and likely excess supply By comparison, only 18% and 5% of Las Vegas and Orlando, FL hotel rooms, respectively, compete in the luxury segment of the market When Cable Beach was first developed as head-to-head competition in the late 1980's (the Crystal Palace opened in 1989), the new supply had a substantial negative impact on Paradise Island operations Under its current Heads of Agreement, Baha Mar is obligated to provide 3,500 new jobs in addition to the existing jobs at the resort K-2 is required under its HOA to provide 3,000 new jobs with respect to Phase III from the same labor pool

Atlantis, The Palm - Dubai Atlantis, The Palm, development process: The project is currently budgeted at $1.5 billion The construction costs are estimated at $831 million Hard costs are currently only 23% "bought out" under firm contracts Indicative pricing was obtained last year for 43% of construction costs (based on earlier construction documents) Construction market is over-heated in Dubai. Construction costs increased in excess of 25% last year The Dubai Government is creating 'The Dubailand Project' - a theme park , the first phase of which is expected to be completed in 2006 or 2007 In total, The Dubailand Project will consist of 45 "mega" projects and 200 sub-projects covering two billion sq. ft. (expected capex of $5.4-$6.7 billion) Facilities will include leisure, sport, retail, and entertainment attractions Aqua Dubai - "Water World" is a $200 million theme park covering over one million sq. ft and will also feature a 500-room hotel and spa facility

Morocco K-2 has been working on the proposed development in Morocco since before 2001 The project, originally budgeted to cost $230 million, is now budgeted (as of May 2005) to cost $300 million Cost overruns forced the Company and its partners to reduce the scope of the project - K-2 is renegotiating its management contract In discussions with Istithmar to assist Company in reducing its equity exposure to the project At closing, the government will issue a decree that permits all Moroccans to gamble at the resort This concession remains a sensitive point with the government and the Royal family and will be subject to changes in the political and cultural environment

Competitive Threats to Rhode Island Gaming Massachusetts state House of Representatives will likely vote next month on a bill which would authorize up to 8,000 slot machines (the bill already has passed in the state Senate with a veto- proof majority) If passed, the bill would authorize four racetracks to operate 2,000 slot machines each (one of the tracks is approximately 15 miles from Lincoln Park) Under the bill, racetracks would be subject to a $25 million license fee, with $25 million renewal fees every five years. The machines would be taxed at a 60% rate, or a projected $350 million in revenues each year The bill also includes a provision allowing a currently non-existent track in western MA to apply for a license Harrah's continues to push for legislation to allow its proposed casino in Warwick, RI The Newport racino, which has previously been ineffectively operated by a local family, is for sale and has been approved for a parlor expansion of 1,031 additional video lottery terminals (VLTs)

Event Risk Adverse weather - The Bahamas is subject to tropical weather and storms that, if severe, can interrupt the normal operations of the Company and affect tourism The 2005 Atlantic hurricane season was the most active in the 154 years records have been kept It had the most named storms (27, beating 1933's total of 21), the most hurricanes (14, beating 1969's total of 12), and the most Category 5 storms (3) The current series of busy hurricane seasons is part of a long-term cycle that climatologists had predicted years ago The Atlantic is in its 11th year of heightened activity, which is expected to "continue for the next decade or perhaps longer," according to officials with the National Weather Service Terrorist activities and other unpredictable threats to tourism in general Union relations in the Bahamas